Zura Bio Limited

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

September 16, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Zura Bio Limited
Registration Statement on Form S-3
File No. 333-281905

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, Zura Bio Limited (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 17, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta, Sarah Sellers and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Sarah Sellers of Cooley LLP, counsel to the Registrant, at (212) 479-6370, or in her absence, Brandon Fenn at (212) 479-6626.

Very truly yours,

ZURA BIO LIMITED

By:	/s/ Verender Badial
Name:	Verender Badial
Title:	Chief Financial Officer

cc:	Kim Davis, Zura Bio Limited
Divakar Gupta, Cooley LLP
Sarah Sellers, Cooley LLP
Brandon Fenn, Cooley LLP